Exhibit (a)(2)(C)

News Release

COUGAR BIOTECHNOLOGY’S BOARD OF DIRECTORS RECOMMENDS
STOCKHOLDERS ACCEPT JOHNSON & JOHNSON’S
$43.00 PER SHARE CASH TENDER OFFER

Los Angeles, Calif., June 5, 2009 — Cougar Biotechnology, Inc. (NASDAQ: CGRB) announced today that its board of directors has unanimously agreed to recommend that stockholders tender their shares to Johnson & Johnson (NYSE: JNJ) at the previously announced price of $43.00 per share. The directors also indicated that they intend to tender all their shares of Cougar Biotechnology.

The transaction is expected to close during the third quarter of 2009 and is subject to various conditions, including the tender of at least a majority of the outstanding shares of Cougar common stock in the tender offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Following completion of the tender offer, Johnson & Johnson will acquire all remaining shares of Cougar through a second step merger at a price of $43.00 per share.

In consultation with its independent financial and legal advisors, Cougar Biotechnology has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission. Stockholders of Cougar Biotechnology are advised to read Cougar’s Schedule 14D-9 statement because it contains important information. Stockholders may obtain a free copy of the statement at the SEC’s website at www.sec.gov. Stockholders may also obtain, without charge, a copy of the statement from Cougar by calling 310-943-8040 or by emailing ir@cougarbiotechnology.com.

Banc of America Merrill Lynch Securities is serving as financial advisor, and Latham & Watkins LLP is serving as legal counsel, to Cougar.

About Cougar

Cougar Biotechnology, Inc. is a Los Angeles-based biotechnology company established to in-license and develop clinical stage drugs, with a specific focus on the field of oncology. Cougar’s oncology portfolio includes CB7630, a targeted inhibitor of the 17alpha-hydroxylase/c17,20 lyase enzyme, which is currently being tested in Phase III clinical trials in prostate cancer and a Phase I/II trial in breast cancer; CB3304, an inhibitor of microtubule dynamics, which is currently in a Phase I trial in multiple myeloma; and CB1089, an analog of vitamin D, which has been clinically tested in a number of solid tumor types.

Further information about Cougar Biotechnology can be found at www.cougarbiotechnology.com.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to research and development and commercialization of products, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including operating losses and fluctuations in operating results; capital requirements; regulatory review and approval of our products; the conduct and timing of clinical trials; commercialization of products; market acceptance of products; product labeling; concentrated customer base; reliance on strategic partnerships and collaborations; uncertainties in drug development; uncertainties regarding intellectual property and other risks detailed from time to time in Cougar Biotechnology’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. Cougar Biotechnology disclaims any intent or obligation to update these forward-looking statements.

Contacts:

Cougar Biotechnology, Inc., +1-310-943-8040
Alan H. Auerbach, Chief Executive Officer and President
ahauerbach@cougarbiotechnology.com
Mariann Ohanesian, Director of Investor Relations
mohanesian@cougarbiotechnology.com	Russo Partners, LLC David Schull, +1-212-845-4271 David.schull@russopartnersllc.com Andreas Marathovouniotis, +1-212-845-4235 Andreas.marathis@russopartnersllc.com